June 8, 2005

Mail Stop 4561

      VIA U.S. MAIL AND FAX (864) 239-5824

Brian H. Shuman
Chief Financial Officer
Real Estate Associates Limited/CA, II, III, IV, V, VI and VII
55 Beattie Place
P.O. Box 1089
Greenville, SC 29602

Re:	Real Estate Associates Limited/CA, II, III, IV, V, VI and VII
	Form 10-KSB for the year ended December 31, 2004
      File No. 0-09262, 0-09782, 0-10673, 0-12439, 0-12438, 0-
13112
and 0-13810

Dear Mr. Shuman:

      We have reviewed the above referenced filings and your responses dated May 10, 2005 and have the following comments for each filing. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Year Ended December 31, 2004

Note 1 - Organization and Summary of Significant Accounting
Policies

Recent Accounting Pronouncements
1. We have read and reviewed your response to comment 1. Please address the following points in your response:

* Tell us the name of the general partner of the local limited partnerships and if they are currently consolidating the variable interest entities.

* Please provide us with the excerpts from the local limited partnerships agreements that discuss the fact that the general partner is prohibited from selling, assigning, transferring, mortgaging, pledging or otherwise encumbering or disposing of its interests.
2. In your response you list a number of indicators that you believe make the general partner the principal and the limited partner the agent. A number of the indicators related to the general partner appear to be the role of a management company. In addition, under the terms of the partnership agreement, the general partner is prohibited from selling, transferring or encumbering its interest in the partnership without the approval of the limited partner. This also appears to indicate that the general partner is the agent. Refer to page 3 of the 10-K. Please explain to the staff in detail all kick-out rights that the limited partner possesses. Tell us how you addressed the above factors in determining which party is the principal and agent.
3. Please provide us with a more complete quantitative analysis to determine the exposures of the Partnership and general partners to the expected losses of the respective local limited partnerships.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
551-
3446 or me, at (202) 551-3486 if you have questions.



						Sincerely,



Daniel Gordon
Accounting Branch Chief


Mr. Brian H. Shuman
Real Estate Associates Limited/CA, II, III, IV, V, VI and VII
June 8, 2005
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